

Mail Stop 3561

November 6, 2017

<u>Via E-mail</u>
James R. Ficarro
Chief Operating Officer
Newmark Group, Inc.
125 Park Avenue
New York, NY 10017

   Re: **Newmark Group, Inc.**
     Registration Statement on Form S-1
     Filed October 23, 2017
     File No. 333-221078

Dear Mr. Ficarro:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We have referred your revised disclosure in response to oral comments issued on October 17, 2017 to the Division of Investment Management. The Division of Investment Management is reviewing your revised disclosure. We may have further comment.

<u>Summary Historical and Pro Forma Combined Financial and Operating Data, page 21</u>

2. Please tell us your basis for excluding non-recurring items from your pro forma balance sheet adjustments. Refer to Rule 11-02(b)(6) of Regulation S-X.

3. Several of your reconciling items to arrive at adjusted EBITDA and adjusted EBITDA before allocation to units presented on page 24 do not appear to correspond to amounts reported in your financial statements. Please expand your disclosure to discuss how you

determine these reconciling amounts and reconcile them to amounts presented in your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Stephen M. Merkel
        BGC Partners, Inc.

        David K. Lam
        Wachtell, Lipton, Rosen & Katz